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Exhibit 99.1

FOR IMMEDIATE RELEASE

Alibaba Group Announces Pricing of Global Offering

Hangzhou, China, November 20, 2019—Alibaba Group Holding Limited (NYSE: BABA) ("Alibaba" or the "Company") today announced the pricing of the Global Offering of 500,000,000 ordinary shares (the "Shares") which comprises an international offering and a Hong Kong public offering. The final offer price for both the international offering and the Hong Kong public offering (the "Offer Price") has been set at HK$176 per Share. Based on the ratio of eight Shares per NYSE-listed American depository share ("ADS"), the Offer Price translates to approximately US$180 per ADS. The Company has set the Offer Price by taking into consideration, among other factors, the closing price of the ADSs on November 19, 2019 (the latest trading day before pricing). Subject to approval from The Stock Exchange of Hong Kong Limited (the "SEHK"), the Shares are expected to begin trading on the Main Board of the SEHK on November 26, 2019 under the stock code "9988".

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$88,000 million. In addition, the Company has granted the international underwriters an over-allotment option, exercisable from November 20, 2019 until 30 days thereafter, to require the Company to issue up to an additional 75,000,000 new Shares at the Offer Price.

The Company plans to use the proceeds from the Global Offering for the implementation of its strategies to drive user growth and engagement, empower businesses to facilitate digital transformation, and continue to innovate and invest for the long term.

China International Capital Corporation Hong Kong Securities Limited and Credit Suisse (Hong Kong) Limited (in alphabetical order) are the joint sponsors and joint global coordinators for the Global Offering. Citigroup Global Markets Asia Limited, J.P. Morgan Securities (Asia Pacific) Limited and Morgan Stanley Asia Limited are also acting as joint global coordinators.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy these securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

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About Alibaba Group

Alibaba Group's mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts for 102 years.

Media Contacts:

Asia
Adam Najberg
adam.najberg@alibaba-inc.com
Tel: +852 5474 3262

Ivy Ke
Ivy.ke@alibaba-inc.com
Tel: +852 5590 4965

Yin Ai
yai@sardverb.com
Tel: +852 9686 0401

Jenny Hsu
jennyhsu@alibaba-inc.com
Tel: +86 178 5741 1742

North America
Brion Tingler
brion.tingler@alibaba-inc.com
Tel: +1 (917) 528 1992

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. Statements that are not historical facts, including statements about the offering and listing, the use of proceeds and Alibaba's strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no guarantee that the offering and listing will be completed as planned, or that the expected benefits from the offering and listing will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference), prospectus and prospectus supplements that have been or will be filed with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

U.S. Registration Statement and Prospectus

Sales of Shares outside of Hong Kong, initially offered in the United States and sold outside the United States that may be resold from time to time in the United States, are being offered pursuant to an automatically effective shelf registration statement that was previously filed with the U.S. Securities and Exchange Commission (the "SEC"). A preliminary prospectus supplement relating to and describing the terms of the Global Offering was filed with the SEC and is available on the SEC's website at www.sec.gov. The final prospectus supplement relating to the Global Offering will be filed with the SEC and will be available on the SEC's website at www.sec.gov. When available, an electronic version of the prospectus supplement and the accompanying prospectus relating to these securities, as filed with the SEC, may be obtained for free by mailing the request to China International Capital Corporation Hong Kong Securities Limited, Attn: Capital Markets Department, 29th Floor, One International Finance Centre 1 Harbour View Street, Central, Hong Kong, or by emailing the request to g_prospectus@cicc.com.cn; or by mailing the request to Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, New York 10010, or by emailing the request to newyork.prospectus@credit-suisse.com.

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  Exhibit 99.1
Alibaba Group Announces Pricing of Global Offering